LINCOLN LIFE
                         1300 S. Clinton Street
                          Fort Wayne, IN  46802


Writer's Direct Dial: 219/455-3018
Telefax Number: 219/455-5135

June 6, 1997

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Lincoln National Flexible Premium Variable Life Account D
     Withdrawal of Registration Statement on Form S-6;  File No.
     33-90406

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, on behalf of Lincoln National Flexible Premium Variable Life Account D ("Variable Life Account"), I hereby request that the above referenced registration statement on Form S-6 filed with the Commission on March 17, 1995, be withdrawn.

     After filing the registration statement (File No. 33-90406), the management of Lincoln National Life Insurance Company ("Lincoln Life") determined that the flexible premium variable life insurance policy prototype that is the subject of 33-90406 would not be offered or sold to the public. Lincoln Life has neither offered nor sold the policy nor does it intend to offer or sell it in the future.

     The registration of the unit investment trust for the Variable Life Account (File No. 811-4592) will continue to exist under the Investment Company Act of 1940 to fund another variable life insurance policy which is registered separately under the Securities Act of 1933.

     Please call me at the number printed above if you have questions or comments about this request.

Sincerely,

/s/ Jeremy Sachs

Jeremy Sachs
Senior Counsel

cc:   Ed MacDonald, Esq.
      Kevin Kirchoff, Esq.
      Robert J.  Routier, Esq.